Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

February 10, 2012

Alberto Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Lincoln Life Variable Annuity Account N
The Lincoln National Life Insurance Company
Post-Effective Amendment No. 3
Filing Nos.: 333-172328; 811-08517

Lincoln Life & Annuity Variable Annuity H
Lincoln Life & Annuity Company of New York
Post-Effective Amendment No. 2
Filing Nos.: 333-171097; 811-08441

Dear Mr. Zapata:

Attached are copies of the above-referenced post-effective amendments filed on February 10, 2012.  Each amendment consists of a revised prospectus that we hope will go effective on May 1, 2012. As the transmittal letters state, these are “template” filings.  A copy of each request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is also enclosed.  Hard copies of each request will be sent to you via FedEx.

The Template Filings introduce 4LATER® Advantage Protected Funds, an optional rider that may be purchased for an additional charge which guarantees a minimum payout floor (a Guaranteed Income Benefit) in the future for i4LIFE® Advantage regular income payments. 4LATER® Advantage Protected Funds provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of the annuity.  If this rider is elected, 100% of contract value must be allocated among specified subaccounts. We plan to launch the rider on or around July 2, 2012.

The template filings will allow similar disclosure to be reflected in additional products offered by The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York, respectively, as outlined in the February 10, 2012 template request letter addressed to Mr. Kotapish.  Please contact me at (860) 466-1222 with any questions or comments, and thank you for your assistance.

Sincerely,
Scott C. Durocher
Counsel

Attachments